IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES CHANGE TO MANAGEMENT TEAM

Toronto, Ontario, September 16, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") today announced the departure of Daniella Dimitrov, Chief Financial Officer and Executive Vice President, Strategy & Corporate Development. The Company's current Vice President, Finance, Mr. Maarten Theunissen has been appointed Interim Chief Financial Officer, and a search is underway for a permanent CFO.

Maryse Bélanger, Chair of the Board and Interim President and CEO, said: "We would like to thank Daniella for her commitment and dedication to IAMGOLD and wish her the very best in the future. Maarten is an extremely capable and experienced finance professional and I am looking forward to working directly with him as we continue to advance the financing plan for Côté."

Maarten Theunissen has over 15 years of progressive experience in the mining industry, including serving as Vice President, Finance of IAMGOLD. Prior to joining the Company, Mr. Theunissen was Chief Financial Officer for a Canadian junior gold producer and Senior Vice President Finance of one of the world's largest uranium producers. Mr. Theunissen is a Chartered Accountant (designated in both South Africa and Canada) and began his career with KPMG, where he was a manager in their mining group. He holds a Bachelor of Commerce, (Hons.) Accounting from the University of Johannesburg.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.